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                                                                   Exhibit 99(a)



                                                   [CLEVELAND-CLIFFS LETTERHEAD]

NEWS RELEASE



           CLEVELAND-CLIFFS COMMENTS ON ITC's IMPORTED STEEL FINDINGS

     Cleveland, Oh --- October 22, 2001 --- Cleveland - Cliffs Inc (NYSE - CLF) said today that it applauds the U. S. International Trade Commission's (ITC) findings that America's steel industry has been injured in recent years by the massive surge of imported foreign steel into the U. S. market. The ITC's finding of injury on carbon steel slabs is an especially important component of today's ruling. Imports of semi-finished steel have increased dramatically over the past decade as blast furnace production of raw steel has been displaced with cheap and in some cases unfairly traded slabs.

     Cliffs' Chairman and Chief Executive Officer, John Brinzo said, "We are extremely pleased with the ITC's finding that U.S. steel producers have been harmed by cheap imports of both finished and semi-finished steel at prices often below what it costs most domestic steel producers to make. Those who process imported steel slabs have a significant cost advantage over U.S. steelmakers who produce their own raw steel requirements. Not only does the practice of processing imports of steel slabs have an adverse impact on domestic pricing of finished steel products, it discourages domestic investment in iron and steel technologies, which threatens the very future of steelmaking in this country."

     Brinzo said further, "If this trend of cheaply imported steel slabs were allowed to continue, blast furnace and iron ore capacity would be forced to close. The United States would become dependent on imports for its basic raw steel requirements, which would compromise its national defense capability. This would not be wise in light of today's global unrest."

     Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this release to "Cliffs" and the "Company" include subsidiaries and affiliates as appropriate to the context.
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Contact: Cleveland-Cliffs Inc

Media: Ralph Berge, 216.694.4870

Financial Community: Fred B. Rice, 800.214.0739 or 216.694.5459



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